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20003902

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Equity Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 N Arlington Heights Road, Suite 100
(No. and Street)

Arlington Heights	IL	60004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

9 Parkway North	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard S. Babjak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Equity Group, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Robert K Finnerty
Notary Public State of Illinois
My Commission Expires 02/18/2021

DocuSigned by:
Richard Babjak
Signature

Pees BD
Title

Robert K Finnerty
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Equity Group, Inc.
December 31, 2019

Table of Contents | **Page**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
World Equity Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of World Equity Group, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Marcum LLP

Deerfield, Illinois
February 28, 2020

Financial Statement

World Equity Group, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash and cash equivalents	$ 1,423,831
Receivable from and deposits with clearing broker-dealers	210,720
Commissions receivable	67,509
Prepaid expenses	49,969
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $136971	88,985
Right of use asset, net of accumulated amortization of $192,889	182,670
Deferred tax assets	3,250
Other assets	50,709
TOTAL ASSETS	**$ 2,077,643**

LIABILITIES	
Accounts payable and accrued expenses	$ 454,206
Accrued commissions	251,980
Lease liability	182,670
Accrued income taxes	1,909
TOTAL LIABILITIES	**890,765**
STOCKHOLDERS' EQUITY	
Common Stock	1,038
Additional paid-in capital	582,850
Retained earnings	602,990
TOTAL STOCKHOLDERS' EQUITY	**1,186,878**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 2,077,643**

The accompanying notes are an integral part of this financial statement

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

World Equity Group, Inc. (the "Company") is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers and institutional clients primarily in the United States. Customer transactions are cleared through other clearing brokers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B. Cash Equivalents

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Securities Owned

Securities owned consist of a money market fund. Securities transactions and related revenue and expenses are recorded on a trade-date basis as if they had settled. Securities are stated at fair value with the related changes in unrealized appreciation or depreciation reflected in other income.

E. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided using the straight-line method over their estimated useful lives. Leasehold Improvements are amortized over the lesser of their useful lives or the terms of the underlying lease. Furniture and Equipment are depreciated over periods of five to seven years.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

F. Income Taxes

The Company accounts for income taxes under the liability method as prescribed by accounting principles generally accepted in the United States of America. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent that realization of such benefits, in the opinion of management, is more likely than not. As of December 31, 2019, the Company has a deferred tax asset of $3,250 arising from book to tax differences.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

G. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

H. New Accounting Pronouncement

The Company adopted ASC Topic 842, Leases (Topic 842) effective January 1, 2019 using the modified-retrospective method and elected the package of transition practical expedients for expired or existing contracts. The Company is a lessee in several noncancellable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (5.0%) based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

H. New Accounting Pronouncement – Continued

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset and corresponding lease liability of $182,670 on the statement of financial condition as of January 1, 2019. The standard did not materially impact operating results or net capital. Disclosures related to the amount and timing of cash flows arising from this lease is included in Note 4.

Note (2) Receivable From and Deposits with Clearing Broker-Dealers

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. At December 31, 2019, the Company had amounts due from these broker-dealers and clearing organizations totaling $20,564, and cash on deposit of $190,156.

Note (3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to the net capital requirements equal to the greater of $100,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2019, the Company had net capital of $984,875, which was $884,875 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .72 to 1.

Note (4) Lease

The Company has obligations as a lessee for office space, including one from an affiliated entity related through common ownership, and office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases do not contain renewal options. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	$201,815
ROU assets obtained in exchange for lease obligations:	
Operating leases	$375,559
Reductions to ROU assets resulting from reductions to lease obligations:	
Operating leases	$192,859
Weighted average remaining lease term:	
Operating leases	2.1 years
Weighted average discount rate:	
Operating leases	5%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

2019	$ 106,266
2020	49,104
2021	22,476
2022	15,421
Total undiscounted payments	193,267
Less: Imputed interest	10,597
Lease liability	$ 182,670

Subsequent to year end, the Company entered into a new two-year lease for its primary office space leased from a related party. Terms are the agreement are materially unchanged from the lease in effect at year end.

Note (5) Employee Benefit Plan

The Company maintains a 401(k) plan for qualified employees. The Company matches 25 percent of participant contributions of up to 1 percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company's aggregate contribution to the plan for the year ended December 31, 2019 is $33,844 and is included in accounts payable and accrued expenses in the statement of financial condition.

The Company also has a separate profit sharing plan, making discretionary contributions as defined in the plan, subject to certain limitations set forth in the plan agreement. The Company aggregate contribution to the plan for the year ended December 31, 2019 is $150,000 and is included in accounts payable and accrued expense in the statement of financial condition.

Note (6) Off Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its trades through two clearing brokers on a fully disclosed basis. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The Company may be required to pay a termination fee if the Company early terminates an agreement. As of December 31, 2019, the termination fees under the clearing agreements are $127,500 and $50,000, respectively.

Note (7) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note (8) Contingencies

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business. As of December 31, 2019, the Company has pending various claims, which the Company has denied and intends to vigorously defend itself. At this time, neither management nor legal counsel has been able to determine what, if any, potential exposure would result in the resolution of these cases.

In addition, in the normal course of business, the Company is subject to routine examinations by FINRA and the SEC. The firm was examined by FINRA in December 2019 and received the preliminary exceptions report December 31, 2019. The firm has been working to resolve the exceptions noted in the report and to date, no determination from FINRA has been received by the firm.